Exhibit 77I


        For AXP Partners Aggressive Growth Fund, AXP Partners Fundamental Value Fund, AXP Partners Growth Fund, AXP Partners Select Value Fund, AXP Partners Small Cap Core Fund, AXP Partners Small Cap Value Fund and AXP Partners Value Fund:

        Class I shares are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class I shares do not have annual distribution and service fees, and do not convert to any other class of shares.

        Eligible investors include any fund distributed by American Express Financial Advisors Inc., if the fund seeks to achieve its investment objective by investing primarily in shares of the Fund and other American Express Funds.